The Target Portfolio Trust
For the period ended 12/31/05
File number 811-7064

SUB-ITEM 77-D

Policies With Respect to Security Investment

EXHIBITS

The Target Portfolio Trust

Small Capitalization Growth Fund

Supplement dated July 22, 2005

to the Prospectus dated February 25, 2005

Transamerica Investment Management, Inc.
("Transamerica") recently announced the signing of an agreement to acquire Westcap Investors, LLC
("Westcap"). Transamerica expects to close its acquisition of Westcap later this summer. This transaction resulted in a termination of the existing subadvisory agreement between Westcap and Prudential
Investments LLC (PI).

In anticipation of the transaction, the Board of Trustees, at an in-person meeting held on June 7-8, 2005, approved a new subadvisory agreement between Westcap and PI which was substantially similar to the previous subadvisory agreement. At the meeting, PI explained the transaction and advised the Board of Trustees that no changes in the management, operation or investment policies of the segment of the Fund managed by Westcap were expected as a result of the transaction. Fees and expenses borne by shareholders will not change.

Shareholders of the Fund will be sent an information statement containing more detailed information about the transaction and the new subadvisory agreement.

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